UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2021

INVENTRUST PROPERTIES CORP.

(Exact Name of Registrant as Specified in its Charter)

Maryland	000-51609	34-2019608
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3025 Highland Parkway, Suite 350

Downers Grove, Illinois 60515

(Address of Principal Executive Offices)

(855) 377-0510

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On September 20, 2021, the board of directors (the “Board”) of InvenTrust Properties Corp. (the “Company”) authorized the Company to pursue and consummate a listing of the Company’s shares of common stock, par value $0.001 per share (the “Common Stock”), on the New York Stock Exchange under the symbol “IVT” (the “NYSE Listing”). In conjunction with the anticipated NYSE Listing and in order to provide liquidity to the stockholders of the Company and help stabilize the share price of the Company’s Common Stock after the NYSE Listing, the Company also expects to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $100 million shares of its outstanding Common Stock, at a price specified by tendering stockholders within a to-be-determined specified price range. In connection with the commencement of the Tender Offer, the Company expects to allow stockholders to tender all or a portion of their shares of Common Stock, but if the Tender Offer is oversubscribed, shares of Common Stock would be accepted on a pro rata basis. The Company anticipates funding the Tender Offer and all related fees and expenses with cash on the Company’s balance sheet. If the Company commences the Tender Offer, the full details will be included in an offer to purchase, letter of transmittal and related materials which will become available to stockholders promptly following commencement of the Tender Offer and filed with the Securities and Exchange Commission (the “SEC”) in accordance with applicable securities laws. Until such time as the Company commences the Tender Offer, there can be no assurances that the Company will in fact commence the Tender Offer or any other tender offer for the Company’s shares of Common Stock. The potential NYSE Listing and launch of the Tender Offer is expected to occur in October.

The price at which the Common Stock may list on the New York Stock Exchange (the “NYSE”) may be different and could be significantly lower or higher than the Company’s estimated share value of $28.90 as of December 1, 2020 (retroactively adjusted to reflect the one-for-ten reverse stock split effective August 5, 2021), due to, among other things, the methodology used to estimate our estimated share value was based upon a number of estimates and assumptions that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different estimated per share value, which could be significantly different from the Company’s estimated per share value. As such, the Company’s estimated per share value of $28.90 as of December 1, 2020 may not be representative of what price our shares would trade for after the Common Stock is listed on the NYSE. For a more detailed description of the valuation method and process used to estimate the per share value or the Company’s one-for-ten reverse stock split, please see the Company’s Current Reports on Form 8-K filed with the SEC on December 21, 2020 and August 5, 2021, respectively.

On September 20, 2021, the Company issued a press release announcing, among other things, the Company’s intention to pursue and consummate the NYSE Listing and related Tender Offer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 disclosure, including Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section. In addition, the information in this Item 7.01 disclosure, including Exhibit 99.1, shall not be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward Looking Statements

The statements in this Current Report on Form 8-K include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “potential,” “intends,” “should,” “could” or similar expressions. Such statements include, but are not limited to, statements about the Company’s intention to pursue and consummate, and the expected timing and authorization of, the NYSE Listing and related Tender Offer, the price at which the Common Stock may list and trade for on the NYSE, and the size of, and source of funds for, the Tender Offer. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the effects and duration of the COVID-19 pandemic; interest rate movements; local, regional, national and global economic performance; competitive factors; the impact of e-commerce on the retail industry; future retailer store closings; retailer consolidation; retailers reducing store size; retailer bankruptcies; the Company’s ability to meet and then maintain the listing requirements of the NYSE; government policy changes; and any material market changes and trends that could affect (i) the Company’s decision or ability to consummate the NYSE Listing and related Tender Offer, (ii) the size or pricing of the Tender Offer or (iii) the price at which the Common Stock may list and trade for on the NYSE. These and other risk factors are more fully discussed in the Company’s filings with the SEC. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Important Information

The information in this Current Report on Form 8-K is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The potential tender offer described herein has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms and conditions described herein or at all. If the Company commences the tender offer, the tender offer will be made solely by an offer to purchase, the letter of transmittal and related materials, as they may be amended or supplemented. Stockholders should read the Company’s commencement tender offer statement on Schedule TO, expected to be filed with the SEC in connection with the tender offer, which will include as exhibits the offer to purchase, the letter of transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information related to the potential tender offer. If the Company commences the tender offer, each of these documents will be filed with the SEC, and, when available, stockholders may obtain them for free from the SEC at its website (http://www.sec.gov), or from the Company’s information agent, who will be identified in the materials filed with the SEC at the commencement of the tender offer.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 20, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 20, 2021	INVENTRUST PROPERTIES CORP.

	By:	/s/ Christy L. David
Christy L. David
Executive Vice President, Chief Operating Officer, General Counsel & Secretary

Exhibit 99.1

NEWS RELEASE

DATE:	September 20, 2021

CONTACT:	Dan Lombardo, InvenTrust Properties Corp.
630-570-0605 or dan.lombardo@inventrustproperties.com

InvenTrust Properties Corp. to Pursue a Listing on the New York Stock Exchange

InvenTrust Intends to Commence a $100 Million Modified “Dutch Auction” Tender Offer Concurrently with the NYSE Listing

DOWNERS GROVE, IL – InvenTrust Properties Corp. (“InvenTrust,” “IVT” or the “Company”) today announced that the Board of Directors and management will pursue a listing on the New York Stock Exchange in order to provide liquidity to its shareholders. The listing is subject to, among other things, the Company meeting the NYSE listing requirements and receiving NYSE listing authorization as well as market conditions and changes, and there can be no assurance as to whether, or when, the listing may be completed. The Company intends to list its common stock on the New York Stock Exchange under the ticker symbol “IVT.”

InvenTrust also plans to meet with select investors to present the Company’s business plan and objectives. BofA Securities, Inc. and Wells Fargo Securities, LLC will be acting as advisors to management and the Board of Directors with a potential listing to follow in October.

“We believe InvenTrust’s portfolio of premier Sun Belt, grocery-anchored assets coupled with our flexible capital structure presents a unique investment opportunity within the traded strip center sector,” said Daniel (DJ) Busch, President and CEO of InvenTrust. “We believe pursuing a direct listing at this time will provide immediate liquidity in the most efficient manner for our current shareholders.”

Additionally, the Company announced that, in connection with a potential NYSE listing, it intends to commence a $100 million modified “Dutch Auction” tender offer. The price range for the tender offer has not yet been determined. The Company also reiterated their commitment to increasing the dividend by 5% starting with the fourth quarter 2021 distribution due to be paid in January 2022. The new dividend rate for the fourth quarter will be $0.205 per share, or an annualized rate of $0.821 per share.

About InvenTrust Properties Corp.

InvenTrust Properties Corp. (IVT) is a premier Sun Belt, multi-tenant retail REIT that owns, leases, redevelops, acquires and manages grocery anchored neighborhood and community centers as well as high-quality power centers that often have a grocery component. The Company continues to execute its strategy by investing in Sun Belt markets in assets with an essential retail profile, while exhibiting focused and disciplined capital allocation. IVT is also committed to leadership in environmental, social and governance (ESG) issues and has been a Global Real Estate Sustainability Benchmark (“GRESB”) member since 2018. As of June 30, 2021, the company is an owner and manager of 65 retail properties, representing 10.8 million square feet of retail space.

NEWS RELEASE

Forward-Looking Statements Disclaimer

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such statements include, but are not limited to, statements about the Company’s intention to pursue, and the expected timing and authorization of, the NYSE listing and related tender offer and the size of the tender offer. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the effects and duration of the COVID-19 pandemic; interest rate movements; local, regional, national and global economic performance; competitive factors; the impact of e-commerce on the retail industry; future retailer store closings; retailer consolidation; retailers reducing store size; retailer bankruptcies; the Company’s ability to meet and then maintain the listing requirements of a national securities exchange; receiving listing authorization from the New York Stock Exchange; government policy changes; and any material market changes and trends that could affect the Company’s decision or ability to pay quarterly dividends or consummate the NYSE listing and tender offer. For further discussion of factors that could materially affect the outcome of our forward-looking statements and our future results and financial condition, see the Risk Factors included in InvenTrust’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the Securities and Exchange Commission. InvenTrust intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Important Information

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The potential tender offer described herein has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms and conditions described herein or at all. If the Company commences the tender offer, the tender offer will be made solely by an offer to purchase, the letter of transmittal and related materials, as they may be amended or supplemented. Stockholders should read the Company’s commencement tender offer statement on Schedule TO, expected to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the offer to purchase, the letter of transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information related to the potential tender offer. If the Company commences the tender offer, each of these documents will be filed with the SEC, and, when available, stockholders may obtain them for free from the SEC at its website (http://www.sec.gov), or from the Company’s information agent, who will be identified in the materials filed with the SEC at the commencement of the tender offer.